

Mail Stop 3628

June 12, 2009

Via Facsimile and U.S. Mail

Stephen A. Sherwin, M.D.
Chief Executive Officer
Cell Genesys, Inc.
400 Oyster Point Boulevard, Suite 525
South San Francisco, Ca 94080

RE: Cell Genesys, Inc.
Schedule TO-I/A
Filed June 10, 2009
File No. 5-43085

Dear Dr. Sherwin:

    We have reviewed your filing and have the following comments:

Schedule TO-I/A
Item 10. Financial Statements

1.   We note your response to comment 1 and the comment is reissued in part. The summarized financial information required by Item 1010(c) of Regulation M-A should include if material, the pro forma ratio of earnings to fixed charges. In that regard, please revise your disclosure to provide that information. To the extent you believe such information is not material, please provide us with a detailed analysis explaining why it not material.

(a)(1)(A): Offer to Exchange
General

2.   We note your response to comment 2 and we disagree with your analysis. Please confirm your understanding that the Settlement Agreement with Tang Capital includes a provision, the inability of Tang to withdraw tendered securities, that is inconsistent with Section 29(b) of Exchange Act. Alternatively, provide us your detailed legal analysis to the contrary.

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Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (650-473-2601)
cc: Sam Zucker, Esq.
        Eric C. Sibbitt, Esq.
        O'Melveny & Myers LLP